UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934
13 December 2016
Commission File No. 001-32846
____________________________
 CRH public limited company
(Translation of registrant's name into English)
____________________________
Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F X Form 40-F___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

13 December 2016
CRH plc is pleased to announce the appointment to the Board of Ms. Gillian L. Platt as a non-executive Director, with effect from 1 January 2017.
During the course of her executive career, Ms. Platt (62) has held a number of senior leadership positions in a variety of industries, geographies and roles including human resources, corporate affairs and strategy.  Most recently she had global responsibility for human resources and communication at Finning International, Inc. (the world's largest Caterpillar dealer).  She previously held senior executive roles at Aviva, the multinational insurance company.
Ms. Platt is a non-executive Director of Interfor Corporation, a Canadian listed company, which is one of the world's largest providers of lumber.  She holds a Bachelor of Arts from the University of Western Ontario and a Masters of Education from the University of Toronto.

About CRH
CRH (LSE: CRH, ISE: CRG, NYSE: CRH) is a leading diversified international building materials group, employing c.89,000 people at c.3,900 operating locations in 31 countries worldwide. With a market capitalisation of c.€26.5 billion (Dec 2016), CRH is the largest building materials company in North America and the second largest worldwide. The Group has leadership positions in Europe as well as established strategic positions in the emerging economic regions of Asia and South America. CRH is committed to improving the built environment through the delivery of superior materials and products for the construction and maintenance of infrastructure, housing and commercial projects. A Fortune 500 company, CRH is a constituent member of the FTSE 100 index, EuroStoxx 50 index and the ISEQ 20. CRH's American Depositary Shares are listed on the NYSE.
For more information visit www.crh.com
Registered Office: No 12965.  Registered Office: 42 Fitzwilliam Square, Dublin 2, D02 R279, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 13 December 2016

 By:___/s/Neil Colgan___
N.Colgan
Company Secretary